# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bridger Aerospace Group Holdings, Inc., CIK 0001941536
CUSIP: 96812F102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 90 Aviation Lane, Belgrade, Montana (MT), 59714
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000728083

## Reporting persons
- FIRST MANHATTAN CO. LLC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,333,552; shared voting power 1,510,980; sole dispositive power 2,333,552; shared dispositive power 1,510,980; aggregate amount beneficially owned 3,844,532 (6.9% of the class)
- FMC Group Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,333,552; shared voting power 1,510,980; sole dispositive power 2,333,552; shared dispositive power 1,510,980; aggregate amount beneficially owned 3,844,532 (6.9% of the class)
- First Manhattan Management LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,333,552; shared voting power 1,510,980; sole dispositive power 2,333,552; shared dispositive power 1,510,980; aggregate amount beneficially owned 3,844,532 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Bridger Aerospace Group Holdings, Inc.
Address of issuer's principal executive offices: 90 Aviation Lane, Belgrade, MONTANA, 59714.

## Item 2. Person Filing
Name of person filing:
First Manhattan Co. LLC
FMC Group Holdings LP
First Manhattan Management LLC

Each a "Filer"
Address of principal business office or, if none, residence: The address of each Filer is 399 Park Avenue, 28th Floor, New York, NY 10022.
Citizenship:
The citizenship for each Filer is the following:

First Manhattan Co. LLC - Delaware
FMC Group Holdings LP - Delaware
First Manhattan Management LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Filer.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FIRST MANHATTAN CO. LLC.: Jeremy Covino, Chief Compliance Officer (11/14/2025)
- FMC Group Holdings LP: Andrew Aspen, Authorized Signatory (11/14/2025)
- First Manhattan Management LLC: Andrew Aspen, Authorized Signatory (11/14/2025)